Abitibi-Consolidated Inc. 1155 Metcalfe Street, Suite 800 Montreal, Quebec, Canada H3B 5H2 Tel. 514-875-2160 Fax. 514-875-4001
Postal address: Post Office Box 69 Montreal, Quebec, Canada H3C 2R5

December 2, 2008

Mr. John Reynolds

Assistant Director

Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:       Abitibi-Consolidated Inc.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-14636

Form 20-F/A for Fiscal Year Ended December 31, 2007

Filed April 10, 2008

File No. 001-14636

Form 20-F/A for Fiscal Year Ended December 31, 2007

Filed May 30, 2008

File No. 001-14636

Dear Mr. Reynolds:

            We are responding to your letter of October 30, 2008, with respect to the Staff of the Securities and Exchange Commission's (the "Staff") comments to the above referenced reports filed by Abitibi-Consolidated Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  For your convenience, we have restated and responded to each of your comments below.

Exhibits

1.         We note that the certifications required by Exchange Act Rule 13a-14(a) or Exchange Act Rule 15d-14(a) included as exhibits to your Form 20-F filed March 31, 2008 omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.  We also note the updated certifications included as exhibits to your Form 20-F/A filed May 30, 2008.  Please file an amendment to the Form 20-F that includes the entire annual report and new, corrected certifications.

Response:

 In response to the Staff's comment, we will file an amendment to the Form 20-F that includes the entire annual report and the corrected certifications.

Securities & Exchange Commission

December 2, 2008

2.         We note your statement on page 63 of the Form 20-F filed March 31, 2008 that you are a "'voluntary filer' for purposes of the periodic and current reporting requirements of the Securities and Exchange Commission."  Please explain your basis for this statement.  If you conclude that you are not a voluntary filer, please include the certifications required by Instruction 13(a) to Item 19 of Form 20-F with your amended filing.

Response:

              The Company is a "voluntary filer" for purposes of the periodic reporting requirements under the Exchange Act because (i) following the business combination of the Company and Bowater Incorporated on October 29, 2007 (the "Merger"), the Company no longer has any equity securities that are registered or required to be registered under Section 12 of the Exchange Act, and (ii) the Company's reporting obligations under Section 15(d) of the Exchange Act in respect of its outstanding debt securities have been suspended because each class of such debt securities was held of record by fewer than 300 persons as of the beginning of the 2008 fiscal year.

Section 13(a) of the Exchange Act requires every issuer of a security registered pursuant to Section 12 to file with the Commission annual reports and other periodic and current reports.  The Company does not have securities registered under Section 12(b) because its securities are no longer traded on a national securities exchange.  Prior to the Merger, the Company's common stock was listed and traded on the New York Stock Exchange.  In connection with the Merger, the Company became a wholly-owned subsidiary of AbitibiBowater Inc., and the Company terminated its reporting obligation under Section 12(b) of the Exchange Act by filing with the Commission a Form 15-12B on October 29, 2007.  The Company is not required to register its equity securities under Section 12(g) of the Exchange Act because it is a wholly-owned subsidiary of AbitibiBowater Inc. and does not have any class of equity securities that is held of record by 500 or more persons.

Section 15(d) of the Exchange Act requires every issuer that has filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to file periodic reports with the Commission.  Section 15(d) further provides that such reporting obligation shall be automatically suspended as to any fiscal year, other than the year in which the registration statement became effective, if each class of securities to which the registration statement relates is held of record by fewer than 300 persons as of the beginning of such fiscal year.  Prior to the Merger, during the period between 1997 and 2005, the Company filed registration statements with the Commission registering its debt securities under the Securities Act.  At the time of the Merger, when the Company's Section 12 registration was terminated, the Company made filings on Form 15 in order to formally certify the suspension of the Company's reporting obligations in respect of its debt securities.  As of the beginning of the Company's 2008 fiscal year, each class of the Company's outstanding debt securities was held of record by fewer than 300 persons, and therefore the Company's prior reporting obligations under Section 15(d) of the Exchange Act remain suspended.

Securities & Exchange Commission

December 2, 2008

            The Company continues to file periodic reports with the Commission on a voluntary basis because it is required to do so by the terms of certain of its outstanding debt instruments.

******

In preparing our response to the comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We trust that the foregoing is responsive to your letter.  If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely yours,

/s/ William G. Harvey

William G. Harvey

Vice-President and Treasurer